Exhibit 99.1
ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 29, 2009
     YOU ARE HEREBY NOTIFIED that the Annual General Meeting of Shareholders (the “Meeting”) of Asia Pacific Wire & Cable Corporation Limited (the “Company”) will be held at the principal executive offices of the Company, located at No. 132 Min-Sheng East Road, Room B, 7th Fl., Section 3, Taipei, 105 Taiwan, ROC, on September 29, 2009 at 9:00 p.m. (Taipei time) / 9:00 a.m. (New York time) for the following purposes:
     1. To read and approve the written record of the last Annual General Meeting of the Shareholders held on September 8, 2008 (the “Prior Meeting Minutes”);
     2. To approve the appointment of Ernst & Young LLP as the independent auditors for the current fiscal year;
     3. To elect ten (10) members of the Board of Directors, each for a term ending on the date of the next Annual General Meeting;
     4. To approve the compensation to be paid to the Directors; and
     5. To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.
     In addition, during the Meeting, there will be a report by management on certain unaudited financial results of the Company for the first six months of 2009. Shareholders of record as of the close of business on August 21, 2009 (the “Record Date”) are entitled to notice of and to vote, in person or by a duly-executed and timely-delivered proxy, at the Meeting or any adjournments or postponements thereof. Enclosed is a proxy statement that contains more information about these items and the Meeting and a proxy card for registering votes.
     Shareholders are encouraged to attend the Meeting. Shareholders not able to attend the Meeting in person are invited to participate by conference telephone by dialing into the Meeting on one of the following numbers:
     U.S. domestic callers: 800.732.5617
     Callers from outside the U.S.: 212.231.2939
     Upon calling into the Meeting, the conference call operator will request your name and the number of shares of the Company that you own. Thereafter, you will be joined to the Meeting along with other shareholder participants.

BY ORDER of the Directors
/s/ Appleby Services (Bermuda) Ltd.
Bermuda Resident Assistant Secretary

Dated: August 28, 2009

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
Canon’s Court
22 Victoria Street
Hamilton HM EX
Bermuda
PROXY
STATEMENT
FOR
ANNUAL GENERAL MEETING OF SHAREHOLDERS
to be held on September 29, 2009
     This Proxy Statement is furnished to shareholders (“Shareholders”) of Asia Pacific Wire & Cable Corporation Limited, a Bermuda company (the “Company”), in connection with the solicitation of proxies in the form enclosed herewith for use at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the principal executive offices of the Company, located at No. 132 Min-Sheng East Road, Room B, 7th Fl., Section 3, Taipei, 105 Taiwan, ROC, on September 29, 2009 at 9:00 p.m. (Taipei time) / 9:00 a.m. (New York time) for the purposes set forth in the Notice of Meeting.
     Holders of record of Common Shares of the Company (the “Common Shares”) as of the close of business on August 21, 2009 (the “Record Date”), are entitled to receive notice of, and to vote at, the Meeting. The outstanding Common Shares constitute the only class of securities entitled to vote at the Meeting, and each Common Share entitles the holder thereof to one vote. At the close of business on August 21, 2009 there were 13,830,769 Common Shares issued and outstanding.
     Common Shares may be voted if the Shareholder is present in person or represented by proxy. At least two Shareholders holding a majority of the shares outstanding and entitled to vote as of such date must be present in person or represented by proxy for a quorum to exist at the Meeting. If a quorum is not present, the Meeting may be dissolved or adjourned from time to time until a quorum is present.
     Common Shares represented by proxies in the form enclosed, if such proxies are properly executed and returned and not revoked, will be voted as specified. For purposes of determining the number of votes cast with respect to (i) the approval of the Prior Meeting Minutes, (ii) the appointment of Ernst & Young LLP as the Company’s independent auditors until the next Annual General Meeting of Shareholders to audit the financial statements of the Company for the current year and (iii) the approval of compensation of the members of the Board of Directors, only those votes cast “for” or “against” shall be included. For the purpose of determining the number of votes cast with respect to the election of members of the Board of Directors, only votes cast “for” shall be included. To be voted, other than in the case of a vote in person at the meeting, proxies must be timely delivered to the solicitation agent of the Company, Appleby Management (Bermuda) Ltd. In order to be considered timely delivered, proxies must be received by the Company’s solicitation agent by Friday, September 25th at 5:00 p.m. (New York time). Any Shareholder wishing to vote in person at the Meeting must establish his or her identity and entitlement to vote the number of Common Shares the Shareholder wishes to vote, to the satisfaction of the Inspectors of Election appointed for the Meeting, prior to any vote of that Shareholder being counted with regard to the proposals to be voted upon at the Meeting.
     This Proxy Statement and the enclosed proxy were mailed to Shareholders on or about August 28, 2009. The Company will bear the entire cost of preparing, assembling, printing and mailing this Proxy Statement, the accompanying proxy and any additional materials which may be furnished to Shareholders. Copies of solicitation materials will be furnished to brokerage houses, fiduciaries and custodians to forward to beneficial owners of Common Shares held in the names of such nominees. The solicitation of proxies will be made by the use of the mails and through direct communication with certain Shareholders or their representatives by officers, directors and employees of the Company, who will receive no additional compensation therefor. In addition, the Company will utilize the services of Appleby Management (Bermuda) Ltd. to act as solicitation agent.
     Shareholders may inspect and copy (at prescribed rates) the Annual Report for the fiscal year ended December 31, 2008 and the Company’s other filings with the Securities and Exchange Commission (“SEC”) at the SEC’s Public Reference Room located at 100 F Street N.E., Room 1580, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. The Company’s SEC filings may also be accessed electronically by means of the SEC’s website located at www.sec.gov and locating the Company under the link for Company Filings.

PROPOSAL NO. 1
APPROVAL OF MINUTES OF PREVIOUS MEETING
     The last Annual General Meeting of the Company was held on September 8, 2008 (the “Prior Meeting”). The Minutes of the Prior Meeting were recorded by the Secretary of the Prior Meeting. The minutes of the Prior Meeting shall be available for inspection by Shareholders for the period commencing not later than ten (10) days prior to the date of the Meeting at the registered office of the Company located at Canon’s Court, 22 Victoria Street, Hamilton, HMEX Bermuda. The Board of Directors recommends to the Shareholders that the Minutes of the Prior Meeting be approved.
     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE MEETING MINUTES OF THE PRIOR MEETING.
PROPOSAL NO. 2
APPOINTMENT OF INDEPENDENT AUDITORS
     The Board of Directors recommends that Ernst & Young LLP be appointed as the Company’s independent auditors until the next Annual General Meeting of Shareholders to audit the financial statements of the Company for the current fiscal year. Representatives of Ernst & Young LLP will be available telephonically at the Meeting to respond to appropriate questions from the Shareholders and will be given an opportunity to make a statement should they desire to do so.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE CURRENT FISCAL YEAR.
PROPOSAL NO. 3
ELECTION OF MEMBERS OF THE BOARD OF DIRECTORS
     The Directors are elected annually to serve until the next Annual General Meeting of Shareholders or until their successors are elected, except that, in the case of vacancies, the Board of Directors then in office may fill such vacancies until the next election of Directors. The following table sets forth certain information, as of August 28, 2009 and subsequent thereto in certain instances, concerning the individuals nominated by the Board of Directors for election as Directors of the Company (each a “Nominee,” and collectively the “Nominees”). Assuming approval by the Shareholders of the Directors’ fees set forth in Proposal No. 4 below, each Director shall be entitled to the payment of Directors’ fees as set forth therein. Proxies may be voted for up to ten (10) Directors. Shareholders may not vote their shares more than once for any one Nominee, as cumulative voting is not permitted, and write-in voting for candidates not named in this Proxy Statement is not permitted. All Directors elected to office shall be elected to a single class of Directorship.

Name	Date of Birth	Position and Background

Yuan Chun Tang	November 26, 1960	Mr. Yuan has been a member of the Board of Directors since June 22, 2004 and Chairman and Chief Executive Officer since 2005. He also serves as Chairman of PEWC. Mr. Yuan also currently serves as Director of Pacific Construction Corp. Ltd. (since 2002), Director of UB Office Systems (since 2005) and Director of Taiwan Cogeneration Corp. (since 2005). Mr. Yuan previously served as Director of Pacific Resources Technology Ltd. from 1994 to 2003, and Chairman of Thomson Pacific Consumer Electronics Co., Ltd. from 1994 to 2001.

Michael C. Lee	September 28, 1951	Mr. Lee has been a member of the Board of Directors since June 22, 2004 and is also Chief Executive Officer of PEWC and Chairman of Pacific USA Holdings, Ltd. Mr. Lee is not related to Mr. Gai Poo Lee or Dr. Yichin Lee.

Name	Date of Birth	Position and Background

Andy C.C. Cheng	April 29, 1958	Mr. Cheng was a member of the Board of Directors from June 22, 2004 through October 31, 2005 and was re-elected on June 28, 2007. From 1998 to 2003, Mr. Cheng served as Vice President in charge of procurement at PEWC. Mr. Cheng has been an Executive Vice President at PEWC since 2004 and Chairman of each of the investment divisions of PEWC, Tai Ho Investment Co., Ltd. and You Chi Investment Co., Ltd. since June 2008. Mr. Cheng is not related to Mr. Fang Hsiung Cheng.

David Sun	December 22, 1953	Mr. Sun was a member of the Board of Directors from June 22, 2004 through October 1, 2005 and was re-elected on June 28, 2007. He also serves as President of PEWC and Managing Director of Charoong Thai Wire and Cable Public Company Limited. Mr. Sun is the younger brother of Mr. Jack Sun.

Jack Sun	August 27, 1949	Mr. Sun was a member of the Board of Directors from the Company’s inception through October 31, 2005 and was re-elected on June 28, 2007. Mr. Sun is also Vice Chairman of PEWC. Mr. Sun served as Chairman of Taiwan Aerospace Corp. from 1994 to 2006, Chairman of Taiwan Mobile Co., Ltd. from 1997 to 2003, Chairman of Taiwan Fixed Network Co., Ltd. from 2000 to 2003 and Director of Taiwan High Speed Rail Corp. from 1998 to 2007. Mr. Sun is the older brother of Mr. David Sun.

Gai Poo Lee	February 28, 1957	Mr. Lee has been a member of the Board of Directors since April 6, 2006. He also served as a Vice President of PEWC until April 2008. Mr. Lee is not related to Mr. Michael C. Lee or Dr. Yichin Lee.

Ching Rong Shue	March 4, 1950	Mr. Shue has been a member of the Board of Directors since April 6, 2006. He also serves as Vice President of PEWC.

Fang Hsiung Cheng	May 31, 1942	Mr. Cheng has been a member of the Board of Directors since April 6, 2006. He also serves as Assistant Vice President of PEWC. Mr. Cheng is not related to Mr. Andy C.C. Cheng.

Anson Chan	November 3, 1963	Mr. Chan has been an independent member of the Board of Directors since 2007 and serves on the Audit Committee as its Chairman. Mr. Chan is also a Managing Director of the Bonds Group of Companies and was a Senior Advisor to Elliott Associates from 2005 to 2008.

Yichin Lee	January 4, 1961	Dr. Lee has been an independent member of the Board of Directors since September 28, 2007 and serves on the Audit Committee. Dr. Lee is also the Managing Director of Giant Management Consulting LLC and an independent director of Giga Media Limited. Dr. Lee holds a doctorate degree in resource planning and management from Stanford University. Dr. Lee is not related to Mr. Michael C. Lee or Mr. Gai Poo Lee.
     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF EACH OF THE NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS.

PROPOSAL NO. 4
DIRECTORS COMPENSATION
     In addition to reimbursement for reasonable travel, hotel and incidental expenses in attending meetings of the Board of Directors or committees thereof, each Director receives as compensation for his services in the ensuing year a cash payment in the amount of $20,000, if such Director is not an officer or employee of the Company or any of its affiliates, and a cash payment in the amount of $10,000, if such director also serves as an officer or employee of the Company or any of its affiliates.
     THE BOARD OF DIRECTORS RECOMMENDS AVOTE FOR APPROVAL OF THE COMPENSATION OF THE BOARD OF DIRECTORS.
OTHER MATTERS
     At the Meeting, there will be a report by management on certain unaudited consolidated financial results of the Company for the six-month period ended June 30, 2009.
     The Directors know of no other business to be presented at the Annual General Meeting of Shareholders. If other matters properly come before the Annual General Meeting of Shareholders in accordance with the Company’s Bye-Laws, the persons designated as proxies will vote in accordance with their best judgment.
     Any Shareholder wishing to submit a proposal for inclusion in the proxy statement for the 2010 Annual General Meeting of Shareholders must submit the proposal to the Secretary of the Company by December 31, 2009. Such proposal must also comply with the requirements as to form and substance established under the laws of Bermuda for such proposals to be included in the proxy statement.

/s/ Appleby Services (Bermuda) Ltd.
Bermuda Resident Assistant Secretary

August 28, 2009